Exhibit 99.1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4 subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying interim unaudited financial statements of the Corporation for the interim period ending February 28, 2011 have been prepared by and are the responsibility of the Corporation’s management.

The Corporation’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Lorus Therapeutics Inc.
Consolidated Balance Sheets - Unaudited

(amounts in 000's)	As at	As at
(Canadian dollars)	February 28, 2011	May 31, 2010
ASSETS
Current
Cash and cash equivalents	$1,845	$667
Short-term investments (note 7)	-	247
Prepaid expenses and other assets	278	636
	2,123	1,550
Fixed assets	110	147
Goodwill	606	606
	$2,839	$2,303
LIABILITIES
Current
Accounts payable	$229	$387
Accrued liabilities	887	1,458
Promissory notes payable (note 9)	-	1,000
	1,116	2,845
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (note 5)
Common shares	168,787	163,920
Stock options (note 6)	1,000	3,704
Contributed surplus (note 5(g))	18,363	14,875
Warrants (note 5(d))	1,654	1,039
Deficit accumulated during development stage	(188,081)	(184,080)
	1,723	(542)
	$2,839	$2,303

See accompanying notes to the interim consolidated financial statements (unaudited)
Basis of Presentation (note 1)

Lorus Therapeutics Inc.
Consolidated Statements of (Loss) Earnings and Deficit - Unaudited

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian dollars)	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2011
REVENUE	$-	$3	$-	$131	$1,171

EXPENSES
Research and development	760	718	1,852	1,916	128,366
General and administrative	527	515	1,680	1,791	62,519
Stock-based compensation	287	94	367	110	8,961
Depreciation and amortization of fixed assets	13	21	41	64	9,858
Cost of sales	-	-	-	-	105
Operating expenses	1,587	1,348	3,940	3,881	209,809
Interest expense	-	-	71	41	4,093
Accretion in carrying value of convertible debentures	-	-	-	80	4,983
Amortization of deferred financing charges	-	-	-	-	412
Interest income	(6)	(2)	(10)	(16)	(12,267)
Loss from operations for the period	(1,581)	(1,343)	(4,001)	(3,855)	(205,859)
Gain on repurchase of convertible debentures and transfer of assets (note 8)	-	-	-	11,006	11,006
Gain on sale of shares	-	-	-	-	6,799
Net (loss) earnings and other comprehensive income for the period	(1,581)	(1,343)	(4,001)	7,151	(188,054)
Deficit, beginning of period	$(186,500)	$(180,917)	(184,080)	(189,411)	-
Change in accounting policy			-	-	(27)
Deficit, end of period	$(188,081)	$(182,260)	$(188,081)	$(182,260)	$(188,081)
Basic (loss) earnings per common share	$(0.10)	$(0.14)	$(0.32)	$0.78
Diluted (loss) earnings per common share	$(0.10)	$(0.14)	$(0.32)	$0.77

Weighted average number of common shares (note 5)
outstanding used in the calculation of
Basic (loss) earnings per common share	15,685	9,933	12,314	9,174
Diluted (loss) earnings per common share	15,685	9,933	12,314	9,279

See accompanying notes to the interim consolidated financial statements (unaudited)

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows - Unaudited

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2011
Cash flows from operating activities:
Net (loss) earnings for the period	$(1,581)	$(1,343)	$(4,001)	$7,151	$(188,054)
Less: Gain on repurchase of convertible debentures
and transfer of assets (note 8)	-	-	-	(11,006)	(11,006)
Gain on sale of shares	-	-	-	-	(6,799)
Items not involving cash:
Stock-based compensation	287	94	367	110	8,961
Interest Expense	-	-	-	15	3,983
Accretion in carrying value of convertible debentures	-	-	-	80	4,983
Amortization of deferred financing charges	-	-	-	-	412
Depreciation, amortization and write-down of fixed
assets and acquired patents and licenses	13	21	41	64	22,419
Other		(1)		(5)	437
Change in non-cash operating working capital	(395)	(583)	(1,371)	141	(170)
Cash used in operating activities	(1,676)	(1,812)	(4,964)	(3,450)	(164,834)
Cash flows from financing activities:
Issuance of convertible debentures, net of issuance costs	-	-	-	-	12,948
Payment on settlement of convertible debentures,
including transaction costs (note 8)	-	-	-	(3,521)	(3,521)
Proceeds on sale of shares, net of arrangement costs (note 1)	-	-	-	-	6,899
Issuance of common shares and warrants,
net of issuance costs	1,641	-	5,899	2,235	157,571
Cash provided by (used in) financing activities	1,641	-	5,899	(1,286)	173,897
Cash flows from investing activities:
Maturity (purchase) of marketable securities
and other investments, net	-	250	247	250	(3)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	-	-	(4)	-	(6,309)
Proceeds on sale of fixed assets	-	-	-	-	348
Cash (used in) provided by investing activities	-	250	243	250	(7,218)
(Decrease) increase in cash and cash equivalents during the period	(35)	(1,562)	1,178	(4,486)	1,845
Cash and cash equivalents, beginning of period	1,880	2,450	667	5,374	-
Cash and cash equivalents, end of period	$1,845	$888	$1,845	$888	$1,845
Supplemental cash flow information
Interest paid in cash	$-	$-	$71	$26
See accompanying notes to the interim consolidated financial statements (unaudited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2011 and 2010

1.	Basis of presentation

These unaudited interim consolidated financial statements of Lorus Therapeutics Inc., (the “Company” or “Lorus”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual consolidated financial statements for the year ended May 31, 2010.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2010.  These financial statements are prepared based on the assumption that Lorus will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business which may not be appropriate given the discussion in section (a) “Going concern,” below.

The information presented as at February 28, 2011 and February 28, 2010 reflect, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

a) Going concern

The Company has not earned substantial revenue from its drug candidates and is, therefore, considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing, debt and payments from strategic partners.  The Company has no current sources of payments from strategic partners.

These interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the Company’s ability to continue as a going concern because management has forecasted that the Company's current level of cash and cash equivalents and short-term investments, will not be sufficient to execute its current planned expenditures for the next 12 months without further investment. The Company is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

b) Share consolidation

In accordance with the authority granted by shareholders at the Company's annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company's outstanding common shares the Company's Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010.  The share consolidation affected all of the Company's common shares, stock options and warrants outstanding at the effective time.  Fractional shares were not issued.  In these interim consolidated financial statements, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation.  All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as  (loss) earnings per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-30 share consolidation.

c) Reorganization

On July 10, 2007 (the “Arrangement Date”), the Company (or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information included in these financial statements reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  Following completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed Global Summit Real Estate Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2011 and 2010

2.	Changes in accounting policy

There were no new accounting policies adopted during the nine month period ended February 28, 2011.

3.	Capital risk management

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2010, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations (note 1a).

4.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
(amounts in 000's)	February 28, 2011	May 31, 2010

Financial assets
Cash and cash equivalents, consisting of guaranteed investment certificates, held for trading, measured at fair value	$1,845	$667

Short-term investments, held-for-trading, recorded at fair value	-	247

Financial liabilities
Accounts payable, measured at amortized cost	229	387

Accrued liabilities, measured at amortized cost	887	1,458

Promissory notes payable, measured at amortized cost	-	1,000

 (b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk.  The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and short-term investments.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2011 and 2010

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions.  The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1(a) for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At February 28, 2011, U.S. dollar denominated accounts payable and accrued liabilities amounted to $260 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $26 thousand.  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

5.	Share capital

(a) Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number	Amount

Balance at May 31, 2009	8,560	$162,240	571	$417
Interest payments (b)	7	15		
Balance at August 31, 2009	8,567	162,255	571	417
Issuance of units (c)	1,366	1,665	755	622
Balance at November 30, 2009 and May 31, 2010	9,933	$163,920	1,326	$1,039
Expiry of warrants (d)			(571)	(417)
Balance at August 31, 2010	9,933	$163,920	755	$622
Issuance of units (e)	4,170	3,226	4,170	1,032
Balance at November 30, 2010	14,103	167,146	4,925	1,654
Issuance of units (c)	1,582	1,641		
Balance at February 28, 2011	15,685	168,787	4,925	1,654

(b) Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% up to June 19, 2009.  Effective that date, the Company repurchased the convertible debentures, see note 8.  Common shares issued in payment of interest were issued at an amount equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c) Equity issuances

November 2009

On November 27, 2009, pursuant to a private placement, the Company issued 1.366 million common shares and 683 thousand common share purchase warrants in exchange for cash consideration of $2.5 million.  This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for units of the Company as part of the private placement.  In addition, the Company issued 72 thousand brokers' warrants to purchase an equivalent number of common shares at $2.40 until May 27, 2011.  The total costs associated with the transaction were approximately $250 thousand which included the $77 thousand which represented the fair value of the brokers' warrants.  The Company has allocated the net proceeds of the private placement to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $1.7 million of the net proceeds were allocated to the common shares and $545 thousand to the common share purchase warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2011 and 2010

December 2010

On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for cash consideration of $1.66 million.  The total costs associated with the transaction were approximately $20 thousand.  The Company has allocated the net proceeds of the private placement to common shares.  Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

Stock Options

During the three and nine months ended February 28, 2011, nil stock options were exercised (three and nine months ended  February 28, 2010 - nil)

(d) Warrant expiry

The warrants issued on August 7, 2008 expired unexercised on August 10, 2010.  This expiry results in a transfer of the value attributed to the expired warrants of $417 thousand to contributed surplus.

(e) Rights Offering

On August 27, 2010 the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company Mr. Herbert Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the rights offering. As a result of the rights offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.

The total costs associated with the transaction were approximately $370 thousand.  The Company has allocated the net proceeds of the rights offering to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

(f) Earnings/Loss per share

For the three and nine month periods ended February 28, 2011 and the three months ended February 28, 2010 the Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options and share purchase warrants that could dilute basic loss per share, because to do so would be anti-dilutive.

For the nine month period ended February 28, 2010, the determination of diluted earnings per share includes in the calculation all common shares potentially issuable upon the exercise of stock options and share purchase warrants, using the “treasury stock method.”

Diluted earnings per share, using the treasury stock method, assumes outstanding stock options and share purchase warrants are exercised at the beginning of the period, and the Company’s common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options and share purchase warrants.  Stock options and share purchase warrants with a strike price above the average market price for the period were excluded from the calculation of fully diluted earnings per share as to include them would have increased the earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2011 and 2010

(g) Continuity of contributed surplus

	Nine months ended	Nine months ended
	February 28, 2011	February 28, 2010

Balance, Beginning of year	$14,875	$10,744
Equity portion of secured convertible debentures		3,814
Expiry of warrants (d)	417	
Forfeiture of stock options	3,071	276
Balance, end of period	$18,363	$14,834

As a result of repurchasing the convertible debentures, the Company reallocated the equity portion of the debentures to contributed surplus-see note 8.

6.	Stock options

(a) Stock options outstanding

	Nine months ended		Nine months ended
	February 28, 2011		February 28, 2010
	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding, Beginning of year	672,901	$6.60	562,358	$8.66
Granted	791,800	1.05	189,406	2.41
Exercised				
Forfeited	(486,434)	7.30	(67,156)	12.00
Outstanding, end of period	978,267	$1.80	684,608	$6.60

In the three-month period ended February 28, 2011, the Company recognized a stock-based compensation expense of $287 thousand (2010 -$94 thousand).  For the nine-month period ended February 28, 2011 the Company recognized an expense of $367 thousand (2010 - $110 thousand).  The expense represents the amortization applicable to the current periods of the estimated fair value of options granted since June 1, 2002 net of the recovery of expense related to the forfeiture of unvested options in the current periods.

During the three months ended February 29, 2011 the Company issued options to certain officers and employees and in return these officers and employees agreed to the cancellation of issued stock options held by them.  These transactions led to an increased stock option expense during the quarter as well as an adjustment to the stock option equity account in order to account for the forfeiture of the vested stock options.

(b) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Three months ended February 28		Nine months ended February 28
	2011	2010	2011	2010
Risk free interest rate	1.85%	2.0%	1.85%	2.0%
Expected dividend yield				0%
Expected volatility	119%	206%	119%	178-206%
Expected life of options	5 years	5 years	5 years	5 years
Weighted average fair value of options granted in the period	$0.866	$1.95	$0.866	$1.43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2011 and 2010

  (c) Continuity of stock options

	Nine months ended	Nine months ended
(amounts in 000's)	February 28, 2011	February 28, 2010

Balance at beginning of the year	$3,704	$3,845
Stock option expense	367	283
Forfeiture of stock options	(3,071)	(449)
Balance, end of period	$1,000	$3,679

7.	Short term investments, marketable securities and other investments

As at May 31, 2010
(amounts in 000's)	Less than one year maturities	Greater than one year maturities	Total	Yield to Maturity

Corporate instruments
(including guaranteed investment certificates)	$247	$	$247	$	

The Company did not have any short term investments, marketable securities or other investments at February 28, 2011.  Certain corporate investments, totaling $247 thousand at May 31, 2010 had been designated as held-for-trading investments, and had been classified as short-term investments on the consolidated balance sheets.  These investments were carried at fair value.

8. Convertible debentures

The terms of the secured convertible debentures are described in note 13 to the Company's annual financial statements for the year ended May 31, 2010.  The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”), certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retained a perpetual royalty free license for the animal use of Virulizin.  TEMIC is fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

For receipt of this Consideration, TEMIC released all security interest in the assets of Lorus.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million in the year ended May 31, 2010.  In addition, as a result of extinguishing the debentures, $3.8 million, the equity portion of the debentures, was transferred to contributed surplus. The gain on repurchase of the debentures did not result in income taxes payable as the Company had sufficient capital loss and non-capital loss carryforwards to shelter these gains.

9.	Related Party Transactions

In October 2009, the Company entered into a loan agreement with a member of its Board of Directors, Mr. Herbert Abramson, to borrow $1 million. The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest were due in six months. The principal amount of $1.0 million was applied to subscribe for Units as part of the November 27, 2009 private placement.

In April 2010, the Company entered into a loan agreement with a company related to the same member as above of its Board of Directors to borrow $1 million. The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%. The principal and interest amount were due in six months and later extended a further three months. The principal amount was repaid in November 2010.

See also notes 5 (c) and (e) for additional related party transactions.